Multiple Classes

The Fund offers both Class A and Class C shares. Each Class of shares has a different distribution arrangement to provide for different investment needs. This allows you to choose the class of shares most suitable for you depending on the amount and length of your investment and other relevant factors. Sales personnel may receive different compensation for selling each Class of shares.

Class A Shares

Sales of Class A shares of the Fund include a front-end sales charge (expressed as a percentage of the offering price) as shown in the following table:

                                         Front-End Sales Charge
                                ---------------------------------------------
                                                Approximate
Amount of Single               Percentage of    Percentage of     Dealer
 Transaction                   Offering Price   Amount Invested   Concession
- ----------------------------------------------------------------------------
Less than $50,000                  5.50%              5.82%            5.00%
$50,000 but less than $100,000     4.75%              4.99%            4.25%
$100,000 but less than $250,000    4.00%              4.17%            3.50%

$250,000 but less than $500,000    3.25%              3.36%            2.50%
$500,000 or more                   2.50%              2.56%            1.50%

Shares acquired as a result of reinvestment of distributions will not be subject to any sales charge. Class A shares are subject to a 12b-1 fee of 0.25%, payable to the Adviser, which is lower than the 12b-1 fee for the Class C shares.

The Adviser may pay a dealer concession to those selected dealers who have entered into an agreement with the Adviser. The dealer's concession may be changed from time to time. The Adviser may from time to time offer incentive compensation to dealers which sell shares of the Fund subject to sales charges, allowing such dealers to retain an additional portion of the sales charge. Currently, dealers receive the concession set forth in the table above, as well as the 12b-1 fee. On some occasions, such incentives will be conditioned upon the sale of a specified minimum dollar amount of the shares of the Fund during a specified period of time. A dealer who receives all or substantially all of the sales charge may be considered an "underwriter" under the Securities Act of 1933, as amended. All such sales charges are paid to the securities dealer involved in the trade, if any.

Reduced Sales Charges

The sales charge for purchases of Class A shares of the Fund may be reduced for a single purchaser through a Right of Accumulation or a Letter of Intent. To qualify for a reduced sales charge, you must notify your dealer, First Data Investor Services Group, Inc. ("Investor Services Group") or the Fund.

The term "single purchaser" refers to (i) an individual, (ii) an individual and spouse purchasing shares of the Fund for their own account or for trust or custodial accounts of their minor children, or (iii) a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans of a single employer.

Right of Accumulation

If you already hold Class A shares of the Fund, a reduced sales charge based on the sales charge schedule for Class A shares may apply to subsequent purchases. The sales charge on each additional purchase is determined by adding the current market value of the shares you currently own to the amount being invested. The reduced sales charge is applicable only to current purchases. It is your responsibility to notify Investor Services Group at the time of subsequent purchases that the purchase is eligible for the reduced sales charge under the Right of Accumulation. You must also give the account numbers of your accounts, and of those accounts held in the name of your spouse or for minor children, the age of such children and the specific relationship of each such person.

Letter of Intent

You may qualify for a reduced sales charge immediately by signing a non-binding Letter of Intent stating your intention to invest during the next 13 months a specified amount which, if made at one time, would qualify for a reduced sales charge. The first investment cannot be made more than 90 days prior to the date of the Letter of Intent.
Any redemptions made during the 13-month period will be subtracted from the amount of purchases in determining whether the Letter of Intent has been satisfied. During the term of the Letter of Intent, Investor
Services Group will hold shares representing 5% of the indicated amount in escrow for payment of a higher sales charge if the full amount indicated in the Letter of Intent is not purchased. The escrowed shares will be released when the full amount indicated has been purchased. If the full amount indicated is not purchased within the 13-month period, your escrowed shares will be redeemed in an amount equal to the difference in the dollar amount of sales charge actually paid and the amount of sales charge you would have had to pay on your aggregate purchases if the total of such purchases had been made at a single time. It is your responsibility to notify Investor Services Group at the time the Letter of Intent is submitted that there are prior purchases that may apply.

Sales at Net Asset Value

The Fund may sell Class A shares at net asset value (i.e., without any initial sales charge) to certain categories of investors, including:(1) investment advisory clients of the Adviser or its affiliates; (2) officers and present or former Trustees of the Fund; directors and full-time employees of selected dealers or agents; the spouse, sibling, direct ancestor or direct descendant (collectively "relatives") of any such person; any trust, individual retirement account or retirement plan account for the benefit of any such person or relative; or the estate of any such person or relative;
if such shares are purchased for investment purposes (such shares may not be resold except to the Fund); (3) the Adviser and its affiliates and certain employee benefit plans for employees of the Adviser; (4) employer sponsored qualified pension or profit-sharing plans (including Section 401(k) plans),custodial accounts maintained pursuant to Section 403(b)(7), retirement plans and individual retirement accounts (including individual retirement accounts to which simplified employee pension ("SEP") contributions are made), if such plans or accounts are established or administered under programs sponsored by administrators or other persons that have been approved by the Adviser; (5) fee-based financial planners and registered investment advisors who are purchasing on behalf of their clients; (6) broker-dealers who have entered into selling agreements with the Adviser for their proprietary accounts; and (7) participants in no-transaction-fee programs of brokers that maintain an omnibus account with the Fund.